Filed Pursuant to Rule 424(b)(2)
Registration No. 333-203664-01

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
3.60% First Mortgage Bonds, Series due September 15, 2047	$600,000,000	99.003%	$594,018,000	$68,847

(1)	The filing fee, calculated in accordance with Rule 457(r) under the Securities Act of 1933, has been transmitted to the Securities and Exchange Commission in connection with the securities offered by means of this prospectus supplement.

PROSPECTUS SUPPLEMENT

September 6, 2017

(To Prospectus dated April 27, 2015)

$600,000,000

Northern States Power Company

(a Minnesota corporation)

$600,000,000, 3.60% First Mortgage Bonds, Series due September 15, 2047

This is an offering of $600,000,000 of 3.60% first mortgage bonds, series due September 15, 2047 to be issued by Northern States Power Company, a Minnesota corporation. We will pay interest on the first mortgage bonds on March 15 and September 15 of each year, commencing on March 15, 2018. The 3.60% first mortgage bonds, series due September 15, 2047 will mature on September 15, 2047. The first mortgage bonds will be issued only in denominations of $1,000 and integral multiples in excess thereof. We may redeem the first mortgage bonds at any time, in whole or in part, at the redemption price described in this prospectus supplement.

The first mortgage bonds will constitute a new issue of securities with no established trading market. We do not intend to apply for listing of the first mortgage bonds on any securities exchange or seek their quotation on any automated quotation system. Please read the information provided under the caption “Supplemental Description of the First Mortgage Bonds” in this prospectus supplement and under the caption “Description of the First Mortgage Bonds” in the accompanying prospectus for a more detailed description of the first mortgage bonds.

The first mortgage bonds will be our senior secured obligations and will be secured equally and ratably with all of our other first mortgage bonds from time to time outstanding.

Investing in the first mortgage bonds involves risks. See “Risk Factors” beginning on page S-5 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discount	Proceeds to Us(2)
Per 3.60% First Mortgage Bond, Series due September 15, 2047	99.003%	0.875%	98.128%
Total	$594,018,000	$5,250,000	$588,768,000

(1)	Plus accrued interest, if any, from September 13, 2017.
(2)	Before deduction of expenses payable by us estimated at $2.9 million.

The underwriters are offering the first mortgage bonds subject to various conditions. The underwriters expect to deliver the first mortgage bonds in book-entry form only through the facilities of The Depository Trust Company on or about September 13, 2017.

Joint Book-Running Managers

Barclays	BNY Mellon Capital Markets, LLC	BofA Merrill Lynch	PNC Capital Markets LLC

Co-Managers

Fifth Third Securities	Loop Capital Markets

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the first mortgage bonds we are offering in this prospectus supplement. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the first mortgage bonds we are offering in this prospectus supplement. The accompanying base shelf prospectus dated April 27, 2015 is referred to as the “accompanying prospectus” in this prospectus supplement.

This prospectus supplement, the accompanying prospectus and any free writing prospectus that we prepare or authorize contain and incorporate by reference information that you should consider when making your investment decision. We have not, and the underwriters have not, authorized anyone to provide you with different information, and if given, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein or therein is accurate as of any date other than the date on the front of those documents.

If this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on the information in this prospectus supplement.

It is expected that delivery of the first mortgage bonds will be made against payment for the first mortgage bonds on or about the date specified on the cover page of this prospectus supplement, which is the fifth business day following the date of this prospectus supplement (such settlement cycle being referred to as “T+5”). You should be advised that trading of the first mortgage bonds may be affected by the T+5 settlement. See “Underwriting” in this prospectus supplement.

Prospectus Supplement

Prospectus

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents they incorporate by reference contain statements that are not historical fact and constitute “forward-looking statements.” When we use words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

•	general economic conditions, including inflation rates, monetary fluctuations and their impact on capital expenditures and the ability of us and our subsidiaries to obtain financing on favorable terms;

•	business conditions in the energy industry, including the risk of a slow down in the U.S. economy or delay in growth and recovery;

•	trade, fiscal, taxation, and environmental policies in areas where we have a financial interest;

•	customer business conditions;

•	actions of credit rating agencies;

•	competitive factors, including the extent and timing of the entry of additional competition in the markets served by us and our subsidiaries;

•	unusual weather;

•	effects of geopolitical events, including war and acts of terrorism;

•	cyber security threats and data security breaches;

•	state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rates, or have an impact on asset operation or ownership or impose environmental compliance conditions;

•	structures that affect the speed and degree to which competition enters the electric and natural gas markets;

•	costs and other effects of legal and administrative proceedings, settlements, investigations and claims;

•	financial or regulatory accounting policies imposed by regulatory bodies;

•	outcomes of regulatory proceedings;

•	availability or cost of capital;

•	employee work force factors; and

•	the other risk factors listed from time to time by the Company in reports filed with the Securities and Exchange Commission, or “SEC.”

You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties associated with forward-looking statements are discussed in detail under “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2016 and in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017, including Exhibit 99.01 thereto, and in other documents on file with the SEC and incorporated by reference in this prospectus supplement and the accompanying prospectus. You may obtain copies of these documents as described in the accompanying prospectus under the caption “Where You Can Find More Information.”

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

PROSPECTUS SUPPLEMENT SUMMARY

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and the accompanying prospectus. This summary highlights selected information from this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information you should consider before investing in the first mortgage bonds offered by this prospectus supplement. You should carefully read this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, which are described under the caption “Where You Can Find More Information” in the accompanying prospectus. In this prospectus supplement, except as otherwise indicated or as the context otherwise requires, the “Company,” “we,” “us” and “our” refer to Northern States Power Company, a Minnesota corporation.

The Company

General

We were incorporated in 2000 under the laws of the State of Minnesota. We are an operating utility engaged primarily in the generation, purchase, transmission, distribution and sale of electricity in Minnesota, North Dakota and South Dakota. We also purchase, transport, distribute and sell natural gas to retail customers and transport customer-owned natural gas in Minnesota and North Dakota. As of December 31, 2016, we provided electric utility service to approximately 1.5 million customers and natural gas utility service to approximately 0.5 million customers.

Our electric production and transmission system is managed as an integrated system with that of Northern States Power Company, a Wisconsin corporation, or “NSP-Wisconsin,” jointly referred to as the NSP System. The electric production and transmission costs of the entire NSP System are shared by us and NSP-Wisconsin. A Federal Energy Regulatory Commission, or the “FERC,” approved agreement between the two companies, called the Interchange Agreement, provides for the sharing of all generation and transmission costs of the NSP System. Such costs include our current and potential obligations related to our nuclear generating facilities.

We own the following direct subsidiary: United Power and Land Company, which holds real estate.

We are a wholly owned subsidiary of Xcel Energy Inc., or “Xcel Energy,” a Minnesota corporation. Among Xcel Energy’s other subsidiaries are NSP-Wisconsin, Public Service Company of Colorado and Southwestern Public Service Company. Xcel Energy is a publicly held company and files periodic reports and other documents with the SEC. All of the members of our board of directors and many of our executive officers also are executive officers of Xcel Energy.

Our principal executive offices are located at 414 Nicollet Mall, Minneapolis, Minnesota 55401, and our telephone number is (612) 330-5500.

The Offering

The following summary contains basic information about this offering. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement, including the information under the caption “Supplemental Description of the First Mortgage Bonds,” the accompanying prospectus, including the information under the caption “Description of the First Mortgage Bonds,” and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Issuer	Northern States Power Company, a Minnesota corporation.

Securities Offered	$600,000,000 principal amount of 3.60% first mortgage bonds, series due September 15, 2047.

Maturity	September 15, 2047.

Interest Rate	3.60% per year.

Interest Payment Dates	March 15 and September 15 of each year, beginning on March 15, 2018.

Ranking	The first mortgage bonds will be our senior secured obligations and will be secured equally and ratably with all of our other outstanding first mortgage bonds and any first mortgage bonds hereafter issued under our Trust Indenture dated as of February 1, 1937, as supplemented and restated, or the “Mortgage Indenture,” from us to The Bank of New York Mellon Trust Company, N.A., as successor trustee, or the “Mortgage Trustee.” As of June 30, 2017, there were 15 series of first mortgage bonds outstanding under the Mortgage Indenture in an approximate aggregate principal amount of $4.9 billion.

Collateral	The first mortgage bonds are secured by a first mortgage lien on substantially all of our real properties, subject to limited exceptions.

Optional Redemption

At any time prior to March 15, 2047 (which is the date that is six months prior to the maturity of the first mortgage bonds (the “Par Call Date”)), we may redeem, in whole or in part, the first mortgage bonds at a “make whole” redemption price equal to the greater of (i) 100% of the principal amount of such bonds being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the bonds being redeemed that would be due if such bonds matured on the Par Call Date (excluding the portion of any such accrued and unpaid interest to but excluding the date fixed for redemption), discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 15 basis points, plus, in each case, accrued and unpaid interest thereon to but excluding the date fixed for redemption. At any time on or after the Par Call Date, we may redeem, in whole or in part, the first mortgage bonds, at 100% of the principal amount of the bonds being redeemed plus accrued and unpaid interest thereon to but excluding the date fixed for redemption. See “Supplemental Description of the First Mortgage Bonds—Optional Redemption” in this prospectus supplement for more information.

Sinking Fund	None.

Use of Proceeds	We intend to add the net proceeds from the sale of the first mortgage bonds offered by this prospectus supplement to our general corporate funds and apply a portion of such net proceeds to the repayment of short-term debt borrowings and to fund the redemption on September 29, 2017 of $500 million aggregate principal amount of our 5.25% first mortgage bonds due March 1, 2018 (the “5.25% first mortgage bonds”). The balance of the net proceeds will be used for general corporate purposes. Until the net proceeds from the sale of the first mortgage bonds have been used, we may invest them temporarily in interest-bearing obligations. See “Use of Proceeds” in this prospectus supplement for more information.

Conflicts of Interest	Certain of the underwriters or their affiliates may hold a portion of the 5.25% first mortgage bonds or commercial paper that we intend to repay using the net proceeds of this offering. In such event, it is possible that one or more of the underwriters or their affiliates could receive at least 5% of the net proceeds of this offering, and in that case such underwriter would be deemed to have a conflict of interest under Rule 5121 (Public Offerings of Securities with Conflicts of Interest) of the Financial Industry Regulatory Authority, Inc. or “FINRA”. In the event of any such conflict of interest, such underwriter would be required to conduct the distribution of the first mortgage bonds in accordance with FINRA Rule 5121. See “Underwriting—Conflicts of Interest” in this prospectus supplement.

Mortgage Trustee	The Bank of New York Mellon Trust Company, N.A. (as successor to Harris Trust and Savings Bank and BNY Midwest Trust Company).

RISK FACTORS

You should carefully consider the risks and uncertainties described below as well as any cautionary language or other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the information under the caption “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016, as modified by our quarterly reports on Form 10-Q and other SEC filings filed after such annual report and the information under the caption “Critical Accounting Policies” in this prospectus supplement, before purchasing the first mortgage bonds offered by this prospectus supplement. Those risks and the risks set forth below are those that we consider to be the most significant to your decision whether to invest in the first mortgage bonds. If any of the events described therein or set forth below occurs, our business, financial condition or results of operations could be materially harmed. In addition, we may not be able to make payments on the first mortgage bonds, and this could result in your losing all or part of your investment.

Risks Related to the First Mortgage Bonds

Any lowering of the credit ratings on the first mortgage bonds would likely reduce their value.

As described under the caption “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016, our credit ratings could be lowered or withdrawn entirely by a rating agency in the future. Any lowering of the credit ratings on our first mortgage bonds would likely reduce the value of the first mortgage bonds offered by this prospectus supplement.

The first mortgage bonds offered by this prospectus supplement have no prior public market, and we cannot assure you that any public market will develop or be sustained after the offering.

Although the first mortgage bonds offered by this prospectus supplement generally may be resold or otherwise transferred by holders who are not our affiliates, the first mortgage bonds will constitute a new issue of securities without an established trading market. We have been advised by the underwriters that they may make a market in the first mortgage bonds, but they have no obligation to do so and may discontinue market making at any time without providing notice. There can be no assurance that a market for the first mortgage bonds will develop or, if it does develop, that it will continue. If an active public market does not develop, the market price and liquidity of the first mortgage bonds may be adversely affected. Furthermore, we do not intend to apply for listing of the first mortgage bonds on any securities exchange or seek their quotation on any automated quotation system.

USE OF PROCEEDS

We estimate that our aggregate net proceeds from the sale of the first mortgage bonds, less the underwriting discount and other offering expenses, will be approximately $585,868,000. We intend to add the net proceeds from the sale of the first mortgage bonds offered by this prospectus supplement to our general corporate funds and apply a portion of such net proceeds to the repayment of short-term debt borrowings and to fund the redemption on September 29, 2017 of $500 million aggregate principal amount of the 5.25% first mortgage bonds. The balance of the net proceeds will be used for general corporate purposes. Until the net proceeds from the sale of the first mortgage bonds have been used, we may invest them temporarily in interest-bearing obligations. At June 30, 2017, we had approximately $83.0 million of commercial paper outstanding with a weighted average interest rate of approximately 1.33% and $91 million in borrowings under our utility money pool arrangement with a weighted average interest rate of 1.22%.

RATIOS OF CONSOLIDATED EARNINGS TO

CONSOLIDATED FIXED CHARGES

The table below sets forth our ratios of consolidated earnings to consolidated fixed charges for the periods indicated.

	Six Months Ended June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
Ratio of Consolidated Earnings to Consolidated Fixed Charges	3.0	3.8	3.2	3.6	3.5	3.1

For purposes of computing the ratios of consolidated earnings to consolidated fixed charges, (1) earnings consist of income from continuing operations before income taxes plus fixed charges; and (2) fixed charges consist of interest charges, including interest on long-term debt, the interest component on leases, other interest charges and amortization of debt discount, premium and expense.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014, has been derived from our audited consolidated financial statements and the related notes. The selected consolidated financial data as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 has been derived from our unaudited consolidated financial statements and the related notes. The information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited and unaudited financial statements and related notes and other information contained in our Annual Report on Form 10-K for the year ended December 31, 2016 and our Quarterly Report on Form 10-Q for the period ended June 30, 2017, which we incorporate by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus. The historical financial information may not be indicative of our future performance.

	Six months ended June 30,		Year ended December 31,
	2017	2016	2016	2015	2014
	(unaudited)
	(Thousands of Dollars)
Consolidated Statements of Income Data:
Operating revenues	$2,472,080	$2,322,733	$4,900,287	$4,756,806	$4,988,525
Operating expenses	2,123,360	1,979,160	4,001,812	4,050,460	4,220,932

Operating income	348,720	343,573	898,475	706,346	767,593

Other income, net	14,338	15,301	28,764	27,265	24,368
Interest charges and financing costs	108,445	104,167	213,976	196,038	188,956
Income taxes	72,785	81,902	224,519	180,734	198,090

Net income	$181,828	$172,805	$488,744	$356,839	$404,915

	June 30, 2017	December 31,
		2016	2015
	(unaudited)
	(Thousands of Dollars)
Consolidated Balance Sheet Data:
Current assets	$1,386,463	$1,337,513	$1,235,572
Property, plant and equipment, net	13,361,250	13,300,793	12,807,338
Other assets	3,291,659	3,183,974	2,941,144

Total assets	$18,039,372	$17,822,280	$16,984,054

Current portion of long-term debt	$500,007	$10	$11
Short-term debt	83,000	85,000	223,000
Borrowings under utility money pool arrangement	91,000	—	—
Other current liabilities	1,056,919	1,170,218	1,102,482

Total current liabilities	1,730,926	1,255,228	1,325,493

Deferred credits and other liabilities	6,505,166	6,368,328	5,995,086
Long-term debt	4,345,325	4,843,155	4,496,410
Common stockholder’s equity	5,457,955	5,355,569	5,167,065

Total liabilities and equity	$18,039,372	$17,822,280	$16,984,054

CRITICAL ACCOUNTING POLICIES

You should consider the financial data and other information contained in our audited and unaudited financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2016 and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017, which we incorporate by reference in this prospectus supplement and the accompanying prospectus, before making a decision to invest in the first mortgage bonds.

Preparation of the consolidated financial statements and related disclosures in compliance with generally accepted accounting principles requires the application of accounting rules and guidance, as well as the use of estimates. The application of these policies involves judgments regarding future events, including the likelihood of success of particular projects, legal and regulatory challenges and anticipated recovery of costs. These judgments could materially impact the consolidated financial statements and disclosures, based on varying assumptions. In addition, the financial and operating environment also may have a significant effect on the operation of the business and on the results reported. The following is a list of accounting policies and estimates that are most significant to the portrayal of our financial condition and results, and require management’s most difficult, subjective or complex judgments. Each of these has a higher likelihood of resulting in materially different reported amounts under different conditions or using different assumptions. Each critical accounting policy has been discussed with the audit committee of Xcel Energy’s board of directors.

Regulatory Accounting

We are a rate-regulated entity that is subject to the accounting for regulated operations, which provides that rate-regulated entities report assets and liabilities consistent with the recovery of those incurred costs in rates, if the competitive environment makes it probable that such rates will be charged and collected. Our rates are derived through the ratemaking process, which results in the recording of regulatory assets and liabilities based on the probability of future cash flows. Regulatory assets generally represent incurred or accrued costs that have been deferred because future recovery from customers is probable. Regulatory liabilities generally represent amounts that are expected to be refunded to customers in future rates or amounts collected in current rates for future costs. In other businesses or industries, regulatory assets and regulatory liabilities would generally be charged to net income or other comprehensive income.

Each reporting period we assess the probability of future recoveries and obligations associated with regulatory assets and liabilities. Factors such as the current regulatory environment, recently issued rate orders and historical precedents are considered. Decisions made by regulatory agencies can directly impact the amount and timing of cost recovery as well as the rate of return on invested capital and may materially impact our results of operations, financial condition, or cash flows.

As of each of June 30, 2017 and December 31, 2016, we had recorded regulatory assets of $1.43 billion. As of June 30, 2017 and December 31, 2016, we had recorded regulatory liabilities of $580.7 million and $550.6 million, respectively. We are subject to regulation that varies from jurisdiction to jurisdiction. If future recovery of costs, in any such jurisdiction, ceases to be probable, we would be required to charge these assets to current net income or other comprehensive income. There are no current or expected proposals or changes in the regulatory environment that we anticipate will materially impact the probability of future recovery of these assets.

Income Tax Accruals

Judgment, uncertainty, and estimates are a significant aspect of the income tax accrual process that accounts for the effects of current and deferred income taxes. Uncertainty associated with the application of tax statutes and regulations and the outcomes of tax audits and appeals require that judgment and estimates be made in the accrual process and in the calculation of the effective tax rates. Changes in tax laws and rates may affect recorded deferred tax assets and liabilities and our effective tax rates in the future. At this time, due to the inherent uncertainty of future legislation, any potential resulting impact cannot be reasonably estimated.

Effective tax rates are highly impacted by assumptions. Effective tax rate calculations are revised every quarter based on best available year-end tax assumptions (income levels, deductions, credits, etc.); adjusted in the following year after returns are filed, with the tax accrual estimates being trued-up to the actual amounts claimed on the tax returns; and further adjusted after examinations by taxing authorities have been completed.

In accordance with the interim period reporting guidance, income tax expense for the first three quarters in a year is based on the forecasted annual effective tax rates. The forecasted effective tax rates reflect a number of estimates including forecasted annual income, permanent tax adjustments and tax credits.

Accounting for income taxes also requires that only tax benefits that meet the more likely than not recognition threshold can be recognized or continue to be recognized. The change in the unrecognized tax benefits needs to be reasonably estimated based on evaluation of the nature of uncertainty, the nature of the event that could cause the change and an estimated range of reasonably possible changes. Management will use prudent business judgment to derecognize appropriate amounts of tax benefits at any period end, and as new developments occur. Unrecognized tax benefits can be recognized as issues are favorably resolved and loss exposures decline.

We may adjust our unrecognized tax benefits and interest accruals to the updated estimates as disputes with the Internal Revenue Service and state tax authorities are resolved. These adjustments may increase or decrease earnings.

Employee Benefits

Xcel Energy offers various benefit plans to its subsidiaries’ employees, including our employees. Xcel Energy’s pension and post-retirement healthcare costs are based on an actuarial calculation that includes a number of key assumptions, most notably the annual return level that pension and postretirement health care investment assets are expected to earn in the future and the interest rate used to discount future benefit payments to a present value obligation. In addition, the pension cost calculation uses an asset-smoothing methodology to reduce the volatility of varying investment performance over time. A portion of Xcel Energy’s pension and post retirement healthcare costs are attributable to its operating subsidiaries, including us.

Recognized pension costs are expected to decrease slightly in 2017 and then decline in the following few years. Funding requirements are expected to increase in 2017 and then be flat in the following years. While investment returns exceeded the assumed levels in 2014, investment returns were below the assumed levels in 2015 and 2016. The pension cost calculation uses a market-related valuation of pension assets. Xcel Energy uses a calculated value method to determine the market-related value of the plan assets. The market-related value is determined by adjusting the fair market value of assets at the beginning of the year to reflect the investment gains and losses (the difference between the actual investment return and the expected investment return on the market-related value) during each of the previous five years at the rate of 20 percent per year. As these differences between the actual investment returns and the expected investment returns are incorporated into the market-related value, the differences are recognized in pension cost over the expected average remaining years of service for active employees which was approximately 12 years in 2016.

Based on current assumptions and the recognition of past investment gains and losses, Xcel Energy currently projects the pension costs recognized for financial reporting purposes will be $121.5 million in 2017 and $115.2 million in 2018, of which $29.5 million in 2017 and $29.7 million in 2018 is expected to be attributable to us, while the actual pension costs were $121.7 million in 2016 and $127.7 million in 2015. Future year costs are expected to decrease primarily as a result of reductions in loss amortizations and an increase in expected return on assets due to planned future contributions and expected return of current assets.

In 2014, the Society of Actuaries published a new mortality table (RP-2014) and projection scale (MP-2014) that increased the overall life expectancy of males and females. On December 31, 2014, Xcel Energy adopted the RP-2014 table, with modifications, based on its population and specific experience and a modified MP-2014 projection scale. During 2016, a new projection table was released (MP-2016). In 2016, Xcel Energy adopted a modified version of the MP-2016 table and will continue to utilize the RP-2014 base table, modified for company experience.

At December 31, 2016, Xcel Energy set the rate of return on assets used to measure pension costs at 6.87 percent, which is consistent with the rate set at December 31, 2015. The rate of return used to measure postretirement health care costs is 5.80 percent at December 31, 2016 and this is consistent with December 31, 2015. Xcel Energy’s ongoing investment strategy is based on plan-specific investment recommendations that seek to minimize potential investment and interest rate risk as a plan’s funded status increases over time. The investment recommendations result in a greater percentage of interest rate sensitive securities being allocated to specific plans having relatively higher funded status ratios and a greater percentage of growth assets being allocated to plans having relatively lower funded status ratios.

Xcel Energy set the discount rates used to value the December 31, 2016 pension and postretirement health care obligations each at 4.13 percent, which represents a 53 basis point and a 52 basis point decrease from December 31, 2015, respectively. Xcel Energy uses a bond matching study as its primary basis for determining the discount rate used to value pension and postretirement health care obligations. The bond matching study utilizes a portfolio of high grade (Aa or higher) bonds that matches the expected cash flows of Xcel Energy’s benefit plans in amount and duration. The effective yield on this cash flow matched bond portfolio determines the discount rate for the individual plans. The bond matching study is validated for reasonableness against the Citigroup Pension Liability Discount Curve and the Citigroup Above Median Curve. At December 31, 2016, these reference points supported the selected rate. In addition to these reference points, Xcel Energy also reviews general actuarial survey data to assess the reasonableness of the discount rate selected.

The following are the pension funding contributions across all four of Xcel Energy’s pension plans, both voluntary and required, for 2014 through 2017:

•	$150.0 million in January 2017, of which $59.4 million was attributable to us;

•	$125.2 million in 2016, of which $49.4 million was attributable to us;

•	$90.1 million in 2015, of which $32.7 million was attributable to us; and

•	$130.6 million in 2014, of which $52.1 million was attributable to us.

For future years, Xcel Energy and we anticipate contributions will be made as necessary.

If alternative assumptions were used at December 31, 2016, a one-percent change would result in the following impact on our 2017 pension costs:

	Pension Costs
	+1%	–1%
	(Millions of Dollars)
Rate of Return	$(0.6)	$5.8
Discount Rate (a)	$0.3	$0.1

(a)	These costs include the effects of regulation.

Effective January 1, 2017, the initial medical trend assumption decreased from 6.00 percent to 5.50 percent. The ultimate trend assumption remained at 4.5 percent. The period until the ultimate rate is reached is two years. Xcel Energy bases its medical trend assumption on the long-term cost inflation expected in the health care market, considering the levels projected and recommended by industry experts, as well as recent actual medical cost experienced by Xcel Energy’s retiree medical plan. Xcel Energy contributed $17.9 million, $18.3 million, and $17.1 million during 2016, 2015 and 2014, respectively, to the postretirement health care plans, of which $8.7 million, $9.0 million and $7.5 million, respectively, were attributed to us. Xcel Energy expects to contribute approximately $11.8 million during 2017 of which $8.0 million is attributable to us.

Xcel Energy recovers employee benefits costs in its regulated utility operations consistent with accounting guidance except that we recognize pension expense in all regulatory jurisdictions as calculated using the aggregate normal cost actuarial method. Differences between aggregate normal cost and expense as calculated by pension accounting standards are deferred as a regulatory liability.

Nuclear Decommissioning

Xcel Energy recognizes liabilities for the expected cost of retiring tangible long-lived assets for which a legal obligation exists. These asset retirement obligations, or “AROs”, are recognized at fair value as incurred and are capitalized as part of the cost of the related long-lived assets. In the absence of quoted market prices, Xcel Energy estimates the fair value of its AROs using present value techniques, in which it makes various assumptions including estimates of the amounts and timing of future cash flows associated with retirement activities, credit-adjusted risk free rates and cost escalation rates. When Xcel Energy revises any assumptions used to estimate AROs, it adjusts the carrying amount of both the ARO liability and the related long-lived asset. Xcel Energy accretes ARO liabilities to reflect the passage of time using the interest method.

A significant portion of Xcel Energy’s AROs relates to the future decommissioning of NSP-Minnesota’s nuclear facilities. The total obligation for nuclear decommissioning is expected to be funded by the external decommissioning trust fund. The difference between regulatory funding (including depreciation expense less returns from the external trust fund) and expense recognized under current accounting guidance is deferred as a regulatory asset. The amounts recorded for AROs related to future nuclear decommissioning were $2.249 billion and $2.141 billion as of December 31, 2016 and 2015, respectively. Based on their significance, the following discussion relates specifically to the AROs associated with nuclear decommissioning.

We obtain periodic cost studies in order to estimate the cost and timing of planned nuclear decommissioning activities. These independent cost studies are based on relevant information available at the time performed. Estimates of future cash flows for extended periods of time are by nature highly uncertain and may vary significantly from actual results.

We are required to file a nuclear decommissioning filing every three years. The filing covers all expenses over the decommissioning period of the nuclear plants, including decontamination and removal of radioactive material. The Minnesota Public Utility Commission, or the “MPUC”, approved our most recent decommissioning filing in October 2015. The next filing is expected to be submitted in the fourth quarter of 2017.

The following key assumptions have a significant effect on the estimated nuclear obligation:

•	Timing. Decommissioning cost estimates are impacted by each facility’s retirement date and the expected timing of the actual decommissioning activities. Currently, the estimated retirement dates coincide with the expiration of each unit’s operating license with the Nuclear Regulatory Commission (i.e., 2030 for Monticello and 2033 and 2034 for Prairie Island’s Units 1 and 2, respectively). The estimated timing of the decommissioning activities is based upon the DECON method, which assumes prompt removal and dismantlement. The use of the DECON method is required by the MPUC. By utilizing this method, decommissioning activities are expected to begin at the end of the license date and be completed for both facilities by 2091.

•	Technology and Regulation. There is limited experience with actual decommissioning of large nuclear facilities. Changes in technology and experience as well as changes in regulations regarding nuclear decommissioning could cause cost estimates to change significantly. Our most recent nuclear decommissioning filing assumed current technology and regulations.

•	Escalation Rates. Escalation rates represent projected cost increases over time due to both general inflation and increases in the cost of specific decommissioning activities. We used an escalation rate of 4.36 percent in calculating the AROs related to nuclear decommissioning for the remaining operational period through the radiological decommissioning period. An escalation rate of 3.36 percent was utilized for the period of operating costs related to interim dry cask storage of spent nuclear fuel and site restoration.

•	Discount Rates. Changes in timing or estimated expected cash flows that result in upward revisions to the ARO are calculated using the then-current credit-adjusted risk-free interest rate. The credit-adjusted risk-free rate in effect when the change occurs is used to discount the revised estimate of the incremental expected cash flows of the retirement activity. If the change in timing or estimated expected cash flows results in a downward revision of the ARO, the undiscounted revised estimate of expected cash flows is discounted using the credit-adjusted risk-free rate in effect at the date of initial measurement and recognition of the original ARO. Discount rates ranging from approximately four to seven percent have been used to calculate the net present value of the expected future cash flows over time.

Significant uncertainties exist in estimating the future cost of nuclear decommissioning including the method to be utilized, the ultimate costs to decommission, and the planned method of disposing spent fuel. If different cost estimates, life assumptions or cost escalation rates were utilized, the AROs could change materially. However, changes in estimates should have minimal impact on results of operations as we expect to continue to recover all costs in future rates.

We continually make judgments and estimates related to these critical accounting policy areas, based on an evaluation of the varying assumptions and uncertainties for each area. The information and assumptions underlying many of these judgments and estimates will be affected by events beyond the control of Xcel Energy, or otherwise change over time. This may require adjustments to recorded results to better reflect the events and updated information that becomes available. The financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2016, along with expenses and contributions as reported on our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 reflect management’s best estimates and judgments of the impact of these factors as of June 30, 2017.

These policies are further discussed in the “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2016 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

	Six months ended June 30,		Year ended December 31,
	2017	2016	2016	2015
	(Thousands of Dollars)
Net cash provided by operating activities	$464,195	$609,046	$1,305,000	$1,319,847

Net cash provided by operating activities decreased $144.9 million for the six months ended June 30, 2017 compared with the six months ended June 30, 2016. The decrease was primarily due to income taxes paid in 2017 compared to income tax refunds received in 2016, timing of customer deposits, refunds and recovery of certain electric riders, partially offset by higher net income, excluding amounts related to non-cash operating activities (e.g., depreciation, deferred tax expenses).

Net cash provided by operating activities decreased by $14.8 million for 2016 compared to 2015. The decrease was primarily due to timing of customer receipts and income taxes paid in 2016 compared to income tax refunds received in 2015, mostly offset by higher net income, excluding amounts related to non-cash operating activities (e.g., depreciation, deferred tax expenses and a charge related to the Monticello life cycle management/extended power uprate project in 2015), timing of vendor payments and recovery of certain electric riders.

	Six months ended June 30		Year ended December 31,
	2017	2016	2016	2015
	(Thousands of Dollars)
Net cash used in investing activities	$(486,996)	$(659,985)	$(1,205,280)	$(1,824,535)

Net cash used in investing activities decreased $173.0 million for the six months ended June 30, 2017 compared with the six months ended June 30, 2016. The decrease was primarily the result of net utility money pool investments in 2016 that did not recur in 2017 and higher capital expenditures related to a wind project in 2016.

Net cash used in investing activities decreased by $619.3 million for 2016 compared to 2015. The decrease was primarily the result of the acquisition of two wind projects in 2015, partially offset by insurance proceeds received in 2015 and the establishment of rabbi trusts in 2016.

	Six months ended June 30,		Year ended December 31,
	2017	2016	2016	2015
	(Thousands of Dollars)
Net cash provided by (used in) financing activities	$3,372	$54,251	$(94,730)	$506,696

Net cash provided by financing activities decreased $50.9 million for the six months ended June 30, 2017 compared with the six months ended June 30, 2016. The decrease was primarily due to repayments of debt in 2017 compared with net proceeds from debt (net of short and long-term) in 2016 and higher dividend payments to Xcel Energy, partially offset by net borrowings from the utility money pool arrangement in 2017.

Net cash used in financing activities was $94.7 million for the year ended December 31, 2016 compared with net cash provided by financing activities of $506.7 million for the year ended December 31, 2015, or a change of $601.4 million. The change was primarily due to lower capital contributions from Xcel Energy, repayments of short-term debt in 2016 compared to proceeds from short-term debt in 2015 and higher dividend payments to Xcel Energy.

Capital Requirements

Capital Expenditures. The estimated cost, as of December 31, 2016, of our capital expenditure program is approximately $1.2 billion in 2017, approximately $1.2 billion in 2018, approximately $1.5 billion in 2019, approximately $1.4 billion in 2020 and approximately $1.2 billion in 2021.

Our capital expenditure programs are subject to continuing review and modification. Actual utility capital expenditures may vary from the estimates due to changes in electric and natural gas projected load growth, regulatory decisions, legislative initiatives, reserve margin requirements, the availability of purchased power, alternative plans for meeting long-term energy needs, compliance with environmental requirements, renewable portfolio standards, and merger, acquisition and divestiture opportunities.

Contractual Obligations and Other Commitments. We have a variety of contractual obligations and other commitments that will need to be funded in the future, in addition to our capital expenditure programs. The following is a summarized table of contractual obligations as of December 31, 2016:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years
	(Thousands of Dollars)
Long-term debt, principal and interest payments(1)	$8,633,399	$219,247	$890,290	$676,898	$6,846,964
Operating leases(2)(3)	1,341,137	72,461	168,666	206,543	893,467
Unconditional purchase obligations(4)	3,744,108	723,136	873,779	610,581	1,536,612
Other long-term obligations, including current portion(5)	120,137	46,857	66,153	7,127	—
Payments to vendors in process	11,982	11,982	—	—	—
Short-term debt	85,000	85,000	—	—	—

Total contractual cash obligations(6)(7)(8)	$13,935,763	$1,158,683	$1,998,888	$1,501,149	$9,277,043

(1)	Includes interest payments over the terms of the debt. Interest is calculated using the applicable interest rate at December 31, 2016 and outstanding principal for each investment with the terms ending at each instrument’s maturity.
(2)	Under some leases, we must sell or purchase the property that we lease if we choose to terminate before the scheduled lease expiration date. Most of our railcar, vehicle and equipment leases have these terms. As of December 31, 2016, the amount that we would have to pay if we chose to terminate the leases was approximately $7.1 million. In addition, at the end of the equipment lease terms, each lease must be extended, equipment purchased for the greater of the fair value or unamortized value of the equipment sold to a third party with us making up any deficiency between the sales price and the unamortized value.
(3)	Included in operating lease payments are $64.5 million, $147.9 million, $191.6 million and $842.1 million for less than 1 year, 1-3 years, 3-5 years, and after 5 years categories, respectively, pertaining to purchase power agreements that were accounted for as operating leases.
(4)	We have contracts providing for the purchase and delivery of a significant portion of our current coal, nuclear fuel and natural gas requirements. We have entered into agreements with utilities and other energy suppliers for purchased power to meet system load and energy requirements, replace generation from company-owned units under maintenance and during outages, and meet operating reserve obligations. Certain contractual purchase obligations are adjusted on indices. The effects of price changes are mitigated through cost of energy adjustment mechanisms.
(5)	Other long-term obligations relate primarily to amounts associated with technology agreements as well as uncertain tax positions.
(6)	We also have the outstanding authority under operating and maintenance contracts to purchase up to approximately $1.0 billion of goods and services through the year 2035, in addition to the amounts disclosed in this table and in the forecasted capital expenditures.

(7)	In January 2017, contributions of $150.0 million were made across four of Xcel Energy’s pension plans, of which $59.4 million was allocated to us. Obligations of this type are dependent on several factors, including management discretion, and therefore, they are not included in the table.
(8)	Xcel Energy expects to contribute approximately $11.8 million to the postretirement health care plans during 2017, of which $8.0 million would be attributable to us. Obligations of this type are dependent on several factors, including management discretion, and therefore, they are not included in the table.

Dividend Policy

Historically, we have paid quarterly dividends to Xcel Energy. In the first six months of 2017 and in fiscal years 2016, 2015 and 2014, we paid dividends to Xcel Energy of $175.1 million, $395.9 million, $259.1 million and $259.5 million, respectively. The amount of dividends that we can pay to Xcel Energy is limited to some extent by the Mortgage Indenture for the first mortgage bonds offered by this prospectus supplement and other borrowing arrangements, as well as by our capital structure order approved by the MPUC. As of December 31, 2016, we could have paid an additional $1.7 billion in dividends to Xcel Energy under the Mortgage Indenture. The payment of dividends is also subject to the FERC’s jurisdiction under the Federal Power Act, which prohibits the payment of dividends out of capital accounts; payment of dividends is allowed out of retained earnings only.

Capital Sources

We expect to meet future financing requirements by periodically issuing long-term debt and short-term debt and by receiving equity contributions from Xcel Energy to maintain desired capitalization ratios. In the first six months of 2017 and in fiscal years 2016, 2015 and 2014, we received equity contributions from Xcel Energy of $89.5 million, $96.7 million, $347.3 million and $95.1 million, respectively. Our current financing authority from the MPUC requires us to maintain a common equity ratio of between 47.2% and 57.6%. For these purposes, our common equity as of December 31, 2016 was 52.1% of our total capitalization. To the extent Xcel Energy experiences constraints on available capital sources, it may limit its equity contributions to us.

We have a $500 million revolving credit facility that expires in June 2021. We have the right to request an extension of the revolving termination date for two additional one-year periods, subject to majority bank group approval. The credit facility serves as back-up liquidity for general corporate purposes including letters of credit and refinancing indebtedness outstanding from time to time. After considering outstanding letters of credit and commercial paper, as of June 30, 2017, we had approximately $409 million available under this revolving credit facility.

Short-Term Funding Sources

Historically, we have used a number of sources to fulfill short-term funding needs, including operating cash flow, notes payable, commercial paper, utility money pool borrowings and bank lines of credit. The amount and timing of short-term funding needs depend in large part on financing needs for utility capital expenditures and working capital as discussed above under the caption “— Capital Requirements.”

Operating cash flow as a source of short-term funding is affected by such operating factors as weather; regulatory requirements, including rate recovery of costs, environmental regulation compliance and industry deregulation; changes in the trends for energy prices; and supply and operational uncertainties, all of which are difficult to predict.

Short-term borrowing as a source of short-term funding is affected by access to the capital markets on reasonable terms. Our access varies based on our financial performance and existing debt levels. If our current debt levels are perceived to be at or higher than standard industry levels or those levels that can be sustained by our current operating performance, our access to reasonable short-term borrowings could be limited. These factors are evaluated by credit rating agencies that review our and Xcel Energy’s operations on an ongoing basis.

Our cost of capital and access to capital markets for both long-term and short-term funding are dependent in part on credit rating agency reviews. As discussed above under the caption “Risk Factors,” our credit ratings could be lowered or withdrawn in the future.

As of June 30, 2017, we had cash and cash equivalents of approximately $28.2 million.

SUPPLEMENTAL DESCRIPTION OF THE FIRST MORTGAGE BONDS

Please read the following information concerning the first mortgage bonds offered by this prospectus supplement in conjunction with the statements under the caption “Description of the First Mortgage Bonds” in the accompanying prospectus, which the following information supplements and, in the event of any inconsistencies, supersedes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and the Mortgage Indenture, as supplemented by the Supplemental Trust Indenture dated as of September 1, 2017 relating to the first mortgage bonds offered by this prospectus supplement. The Mortgage Indenture, as supplemented and restated, is described in the accompanying prospectus and is filed as an exhibit to the registration statement under which the first mortgage bonds are being offered and sold. As of June 30, 2017, there were 15 series of first mortgage bonds outstanding under the Mortgage Indenture in an approximate aggregate principal amount of $4.9 billion.

General

We will offer $600 million principal amount of the first mortgage bonds, as a series of first mortgage bonds under the Mortgage Indenture. The entire principal amount of the first mortgage bonds will mature and become due and payable, together with any accrued and unpaid interest thereon, on September 15, 2047.

Interest Payments

The first mortgage bonds will bear interest at the annual rate set forth on the cover page of this prospectus supplement from September 13, 2017, payable semiannually on March 15 and September 15 of each year, beginning on March 15, 2018 to the person in whose name the first mortgage bond is registered at the close of business on the March 1 or September 1 immediately preceding such March 15 and September 15. Interest at maturity will be paid to the person to whom principal is paid. So long as the first mortgage bonds are in book-entry only form, we will wire any payments of principal, interest and premium to The Depository Trust Company, or “DTC”, as depository, or its nominee. See “Book-Entry System” in the accompanying prospectus for a discussion of the procedures for payment to the beneficial owners of the first mortgage bonds. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months based on the actual number of days elapsed. In the event that any date on which interest is payable on the first mortgage bonds is not a business day, then payment of the interest payable on such date will be made on the next succeeding day that is a business day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date. The term “business day” means any day other than a Saturday or Sunday or a day on which the offices of the Mortgage Trustee in the city of Chicago, Illinois, are closed pursuant to authorization of law.

Reopening of Series

We may, from time to time, without the consent of the holders of the first mortgage bonds offered by this prospectus supplement, reopen the first mortgage bonds and issue additional first mortgage bonds with the same terms (including maturity and interest payment terms), except for the public offering price and issue date, and, if applicable, except for the initial interest payment date and initial interest accrual date, as such first mortgage bonds offered by this prospectus supplement. Any such additional first mortgage bonds, together with the first mortgage bonds offered by this prospectus supplement, will constitute a single series under the Mortgage Indenture.

Optional Redemption

At any time prior to March 15, 2047, the Par Call Date, we may redeem, in whole or in part, the first mortgage bonds at a “make whole” redemption price equal to the greater of (i) 100% of the principal amount of such first mortgage bonds being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the first mortgage bonds being redeemed that would be due if such bonds matured on the Par Call Date (excluding the portion of any such accrued and unpaid interest to but excluding the date fixed for redemption), discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 15 basis points, plus, in each case, accrued and unpaid interest thereon to but excluding the date fixed for redemption. At any time on or after the Par Call Date, we may redeem, in whole or in part, the first mortgage bonds at 100% of the principal amount of the first mortgage bonds being redeemed plus accrued and unpaid interest thereon to but excluding the date fixed for redemption.

“Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the first mortgage bonds being redeemed (assuming, for this purpose, that the first mortgage bonds matured on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the first mortgage bonds being redeemed.

“Comparable Treasury Price” means (1) the average of the Reference Treasury Dealer Quotations for the date fixed for redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations for the date fixed for redemption, or (2) if we obtain fewer than four of such Reference Treasury Dealer Quotations for the date fixed for redemption, the average of all of the Reference Treasury Dealer Quotations for the date fixed for redemption.

“Independent Investment Banker” means one of the Reference Treasury Dealers or their respective successors or, if such firms or their respective successors are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

“Primary Treasury Dealer” means any primary U.S. Government securities dealer in the United States.

“Reference Treasury Dealer” means (1) each of Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates and successors and a Primary Treasury Dealer selected by each of BNY Mellon Capital Markets, LLC and PNC Capital Markets LLC, and any other Primary Treasury Dealer designated by, and not affiliated with, Barclays Capital Inc., BNY Mellon Capital Markets, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and PNC Capital Markets LLC or their respective successors, provided, however, that if any of the foregoing or any of their respective designees ceases to be a Primary Treasury Dealer, we will appoint another Primary Treasury Dealer as a substitute and (2) any other Primary Treasury Dealer selected by us after consultation with an Independent Investment Banker.

“Reference Treasury Dealer Quotations” means, for each Reference Treasury Dealer and any date fixed for redemption, the average, as determined by an Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to an Independent Investment Banker by the Reference Treasury Dealer at 5:00 p.m., Eastern time, on the third business day preceding the date fixed for redemption.

“Treasury Rate” means, for any date fixed for redemption the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date fixed for redemption. The Treasury Rate will be calculated on the third business day preceding the date fixed for redemption.

If we elect to redeem fewer than all of the first mortgage bonds, the Mortgage Trustee will select, in a manner as it deems fair and appropriate (and in accordance with the procedures of the Depository), the particular first mortgage bonds or portions of them to be redeemed. Notice of redemption will be given by mail not less than 30 days prior to the date fixed for redemption to the holders of first mortgage bonds to be redeemed (which, as long as the first mortgage bonds are held in the book-entry only system, will be the Depository, its nominee or a successor depository). On and after the date fixed for redemption (unless we default in the payment of the redemption price and interest accrued thereon to such date), interest on the first mortgage bonds called for redemption or the portions of them so called for redemption will cease to accrue.

Sinking Fund

The first mortgage bonds do not provide for any sinking fund.

Form and Denomination

The first mortgage bonds will be issued as one or more global securities in the name of DTC or a nominee of DTC and will be available only in book-entry form. See “Book-Entry System” in the accompanying prospectus. The first mortgage bonds will be issued only in denominations of $1,000 and integral multiples in excess thereof.

Events of Default

See “Description of the First Mortgage Bonds—Defaults” in the accompanying prospectus.

Same-Day Settlement and Payment

The underwriters will pay us and settle for the first mortgage bonds in immediately available funds. We will make all payments of principal and interest in immediately available funds.

The first mortgage bonds will trade in DTC’s same-day funds settlement system until maturity or until the first mortgage bonds are issued in certificated form, and secondary market trading activity in the first mortgage bonds will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the first mortgage bonds.

Governing Law

The Mortgage Indenture is, and the first mortgage bonds will be, governed by and construed in accordance with the laws of the State of Minnesota.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below for whom Barclays Capital Inc., BNY Mellon Capital Markets, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and PNC Capital Markets LLC are acting as representatives, and each of the underwriters has severally agreed to purchase, the respective principal amounts of first mortgage bonds set forth opposite its name below:

Underwriters	Principal Amount of the first mortgage bonds
Barclays Capital Inc.	$135,000,000
BNY Mellon Capital Markets, LLC	135,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	135,000,000
PNC Capital Markets LLC	135,000,000
Fifth Third Securities, Inc.	30,000,000
Loop Capital Markets LLC	30,000,000

Total	$600,000,000

The underwriters have agreed to purchase all of the first mortgage bonds sold under the underwriting agreement if any of the first mortgage bonds are purchased. The underwriting agreement provides that the obligations of the several underwriters to purchase the first mortgage bonds offered by this prospectus supplement are subject to the approval of specified legal matters by their counsel and several other specified conditions. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters have advised us that they propose to offer the first mortgage bonds offered by this prospectus supplement to the public at the initial public offering price set forth on the cover of this prospectus supplement and may offer the first mortgage bonds to certain securities dealers at such price less a concession not in excess of 0.50% of the principal amount of the first mortgage bonds. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the first mortgage bonds, on sales to certain other brokers and dealers. After the initial offering of the first mortgage bonds, the underwriters may change the offering price and the other selling terms. The offering of the first mortgage bonds by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the underwriting discount that we will pay to the underwriters in connection with this offering of first mortgage bonds (expressed as a percentage of the principal amount of the first mortgage bonds):

Paid by the Company
Per first mortgage bond	0.875%

We estimate that our share of the total expenses of this offering, excluding the underwriting discount, will be approximately $2.9 million. Prior to the offering, there has been no public market for the first mortgage bonds.

The first mortgage bonds are a new issue of securities with no established trading market. The underwriters have informed us that they may make a market in the first mortgage bonds from time to time. The underwriters are not obligated to do this, and they may discontinue this market making for the first mortgage bonds at any time without notice. Therefore, no assurance can be given concerning the liquidity of the trading market for the first mortgage bonds or that an active market for the first mortgage bonds will develop. We do not intend to apply for listing of the first mortgage bonds on any securities exchange or seek their quotation on any automated quotation system.

In connection with the offering of the first mortgage bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the first mortgage bonds. Specifically, the underwriters may sell a greater number of first mortgage bonds than they are required to purchase in connection with the offering of the first mortgage bonds, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, first mortgage bonds in the open market to cover syndicate short positions or to stabilize the price of the first mortgage bonds. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the first mortgage bonds in the offering of the first mortgage bonds, if the syndicate repurchases previously distributed first mortgage bonds in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the first mortgage bonds above independent market levels. Neither we nor any of the underwriters make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the first mortgage bonds. The underwriters are not required to engage in any of these transactions and may end any of them at any time.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased first mortgage bonds sold by or for the account of such other underwriter in stabilizing or short-covering transactions.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that each underwriter may be required to make in respect thereof.

It is expected that delivery of the first mortgage bonds will be made against payment for the first mortgage bonds on or about the date specified on the cover page of this prospectus supplement, which is the fifth business day following the date of this prospectus supplement (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the first mortgage bonds on the date of this prospectus supplement or the next two business days will be required, by virtue of the fact that the first mortgage bonds initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the first mortgage bonds who wish to trade the first mortgage bonds on the date of this prospectus supplement or the next two business days should consult their own advisors.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in other investment banking or commercial banking transactions with us and our affiliates, including acting as lenders under our loan facilities and those of some of our affiliates. They have received or will receive customary fees and commissions for these transactions. BNY Mellon Capital Markets, LLC, one of the underwriters, is an affiliate of The Bank of New York Mellon Trust Company, N.A., the trustee under the Mortgage Indenture.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the first mortgage bonds offered hereby. Any such short positions could adversely affect future trading prices of the first mortgage bonds offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

No action has been or will be taken by us in any jurisdiction other than in the United States that would permit a public offering of the first mortgage bonds or the possession, circulation or distribution of any material relating to us in any jurisdiction where action for such purpose is required. The first mortgage bonds may not be offered or sold, directly or indirectly, nor may any offering material or advertisement in connection with the first mortgage bonds (including this prospectus supplement and the accompanying prospectus and any amendment or supplement hereto or thereto) be distributed or published, in or from any country or jurisdiction, except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Conflicts of Interest

Certain of the underwriters or their affiliates may hold a portion of the 5.25% first mortgage bonds or commercial paper that we intend to repay using the net proceeds of this offering. In such event, it is possible that one or more of the underwriters or their affiliates could receive at least 5% of the net proceeds of the offering, and in that case such underwriter would be deemed to have a conflict of interest under FINRA Rule 5121 (Public Offerings of Securities with Conflicts of Interest). In the event of any such conflict of interest, such underwriter would be required to conduct the distribution of the first mortgage bonds in accordance with FINRA Rule 5121. If FINRA Rule 5121 is applicable, such underwriter would not be permitted to confirm a sale to an account over which it exercises discretionary authority without first receiving specific written approval from the account holder.

LEGAL OPINIONS

Legal opinions relating to the first mortgage bonds offered by this prospectus supplement will be rendered by our counsel, Scott M. Wilensky, Minneapolis, Minnesota, and Jones Day, Chicago, Illinois, counsel for the Company. Certain legal matters relating to the first mortgage bonds will be passed upon by Hunton & Williams LLP, New York, New York, for the underwriters. Scott M. Wilensky is our Executive Vice President and General Counsel and is the beneficial owner of less than 1% of the common stock of our parent company, Xcel Energy.

PROSPECTUS

NORTHERN STATES POWER COMPANY

414 Nicollet Mall

Minneapolis, Minnesota 55401

(612) 330-5500

FIRST MORTGAGE BONDS

SENIOR UNSECURED DEBT SECURITIES

We may offer and sell from time to time, in one or more offerings, together or separately, any combination of the securities listed above and described in this prospectus. We may offer and sell these securities to or through one or more underwriters, dealers and/or agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to the securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in a supplement to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

You should carefully consider the risk factors set forth in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission before making any decision to invest in any of the securities described in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 27, 2015.

ABOUT THIS PROSPECTUS

This document is called a “prospectus” and it provides you with a general description of the securities we may offer. Each time we sell securities under this prospectus, we will provide a prospectus supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and in the prospectus supplement, you should rely on the information in the prospectus supplement. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the caption “Where You Can Find More Information.” We may also prepare free writing prospectuses that describe particular securities. Any free writing prospectus should also be read in connection with this prospectus and with the prospectus supplement referred to therein. For purposes of this prospectus, any reference to an applicable prospectus supplement may also refer to a free writing prospectus, unless the context otherwise requires.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the “SEC,” using a shelf registration process. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we filed with the SEC. You should read the registration statement and the related exhibits and schedules for more information about us and our securities. The registration statement and the related exhibits and schedules can be read at the SEC’s website or at the SEC’s offices. The SEC’s website and street addresses are provided under the caption “Where You Can Find More Information.”

The distribution of this prospectus and the applicable prospectus supplement and the offering of the securities in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus and the applicable prospectus supplement come should inform themselves about and observe any such restrictions. This prospectus and the applicable prospectus supplement do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offering or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

You should rely only on the information provided in this prospectus and in the applicable prospectus supplement, including any information incorporated by reference. No one is authorized to provide you with information different from that which is contained, or deemed to be contained, in this prospectus and applicable prospectus supplement. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

Unless otherwise specified or unless the context requires otherwise, all references in this prospectus to “NSP,” “we,” “us,” “our,” “the Company,” or similar terms refer to Northern States Power Company.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. Our SEC filings are available to the public on the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You can also obtain copies of the documents at prescribed rates by writing to the Office of Investor Education and Advocacy of the SEC at 100 F Street, N.E., Washington, D.C. 20549.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, from the date of the prospectus until we sell all of the securities:

•	our Annual Report on Form 10-K for the year ended December 31, 2014, including information specifically incorporated by reference into our Form 10-K from Xcel Energy Inc.’s definitive Proxy Statement for its 2015 Annual Meeting of Shareholders; and

•	our Current Reports on Form 8-K filed with the SEC February 3, 2015, March 9, 2015, March 12, 2015 and March 30, 2015.

We will provide, without charge, to each person, including any beneficial owner of our securities to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents referred to above that have been incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request these documents from:

Attn:	Corporate Secretary

Northern States Power Company

c/o Xcel Energy Inc.

414 Nicollet Mall

Minneapolis, Minnesota 55401

(612) 330-5500

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OUR COMPANY

We were incorporated in 2000 under the laws of the State of Minnesota. We are an operating utility engaged primarily in the generation, purchase, transmission, distribution and sale of electricity in Minnesota, North Dakota and South Dakota. We also purchase, transport, distribute and sell natural gas to retail customers and transport customer-owned gas in Minnesota and North Dakota. As of December 31, 2014, we provided electric utility service to approximately 1.4 million customers and natural gas utility service to approximately 0.5 million customers.

Our electric production and transmission system is managed as an integrated system with that of Northern States Power Company, a Wisconsin corporation (“NSP-Wisconsin”), jointly referred to as the NSP System. The electric production and transmission costs of the entire NSP System are shared by us and NSP-Wisconsin. A Federal Energy Regulatory Commission-approved agreement between the two companies, called the Interchange Agreement, provides for the sharing of all costs of generation and transmission facilities of the NSP System. Such costs include our current and potential obligations related to our nuclear generating facilities.

We own the following direct subsidiaries: United Power and Land Co., which holds real estate; and NSP Nuclear Corporation, which holds our interest in the Nuclear Management Company, an inactive company.

Our principal executive offices are located at 414 Nicollet Mall, Minneapolis, Minnesota 55401, and our telephone number is (612) 330-5500.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, including meeting our working capital requirements, funding capital expenditures and acquisitions, repaying short-term debt and refunding long-term debt at maturity or otherwise. Until the net proceeds from the sale of the offered securities have been used, we may invest them temporarily in interest-bearing obligations.

RATIO OF CONSOLIDATED EARNINGS TO

CONSOLIDATED FIXED CHARGES

	Year Ended December 31,
	2014	2013	2012	2011	2010
Ratio of consolidated earnings to consolidated fixed charges	3.6	3.5	3.1	3.2	2.9

For purposes of computing the ratio of consolidated earnings to consolidated fixed charges, (1) earnings consist of income from continuing operations before income taxes plus fixed charges; and (2) fixed charges consist of interest charges, including interest on long-term debt, the interest component on leases, other interest charges and amortization of debt discount, premium and expense.

DESCRIPTION OF THE FIRST MORTGAGE BONDS

The description below contains a summary of selected provisions of the indenture, including supplemental indentures, under which the first mortgage bonds will be issued. This summary is not complete. The indenture and the form of supplemental indenture applicable to the first mortgage bonds have been filed as exhibits to the registration statement of which this prospectus constitutes a part. You should read them for provisions that may be important to you. In the summary below, we have included references to section numbers of the indenture so that you can easily locate these provisions.

We are not required to issue future issues of indebtedness under the indenture described below. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness not issued under this prospectus.

The first mortgage bonds will be represented either by global securities registered in the name of The Depository Trust Company, or DTC, as depository, or Depository, or its nominee, or by securities in certificated form issued to the registered owners, as set forth in the applicable prospectus supplement. See the information under the caption “Book-Entry System” in this prospectus.

General

We may issue the first mortgage bonds from time to time in one or more new series under the Supplemental and Restated Trust Indenture dated May 1, 1988, which we refer to as the Restated Indenture, as previously supplemented by 27 supplemental trust indentures and as to be supplemented by one or more new supplemental indentures for the first mortgage bonds, which we collectively refer to as the Mortgage Indenture, all from us to The Bank of New York Mellon Trust Company, N.A., as successor trustee, which we refer to as the Mortgage Trustee. The Mortgage Indenture will govern the first mortgage bonds offered by this prospectus. As of December 31, 2014, there were 13 series of first mortgage bonds in an aggregate principal amount of approximately $4.2 billion outstanding under the Mortgage Indenture.

The holders of the outstanding first mortgage bonds do not, and, unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise with respect to that series, the holders of any first mortgage bonds offered by this prospectus will not, have the right to require us to repurchase the first mortgage bonds if we become involved in a highly leveraged or change in control transaction. The Mortgage Indenture does not have any provision that is designed specifically in response to highly leveraged or change in control transactions.

When we offer to sell a particular series of first mortgage bonds, we will describe the specific terms of that series in a prospectus supplement relating to that series, including the following terms:

•	the title of the series;

•	any limit on the aggregate principal amount of the series;

•	the price at which the series will be issued;

•	the date of maturity of that series;

•	the date or dates on which we will pay the principal of that series;

•	the rate or rates at which that series will bear interest or the method of calculating the rate or rates;

•	the date or dates from which interest will accrue;

•	the dates on which we will pay interest and the regular record dates for the interest payment dates and the persons to whom we will pay interest if different from the person in whose name the first mortgage bonds of that series are registered on the regular record date;

•	any redemption terms, including mandatory redemption through a sinking fund or otherwise, redemption at our option and redemption at the option of the holder;

•	the denominations in which we will issue that series, if other than $1,000 and integral multiples of $1,000;

•	whether we will issue that series in whole or in part in book-entry form; and

•	any other terms of that series of first mortgage bonds.

Unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise, we may from time to time, without the consent of the holders of that series of first mortgage bonds, reopen such series of first mortgage bonds and issue additional first mortgage bonds with the same terms (including maturity and interest payment terms) as such series of first mortgage bonds.

Redemption

The prospectus supplement that describes a particular series of first mortgage bonds will set forth any terms for the optional or mandatory redemption of that particular series.

Security for the First Mortgage Bonds

The first mortgage bonds being issued pursuant to this prospectus will be secured equally and ratably with all of our other outstanding first mortgage bonds by a valid and direct first mortgage lien on all of the real and fixed properties, leasehold rights, franchises and permits then owned by us subject only to permitted encumbrances (as discussed below).

The Mortgage Indenture subjects to the lien of the Mortgage Indenture all of our property, rights and franchises, except as otherwise expressly provided. These provisions might not be effective as to property acquired within 90 days prior and subsequent to the filing of a case by us under the United States Bankruptcy Code.

The Mortgage Indenture provides that no liens prior or equal to the lien of the Mortgage Indenture, other than permitted encumbrances, may be created or permitted to exist on the mortgaged and pledged property whether now owned or acquired in the future. (Section 8.04 of the Restated Indenture.)

Permitted encumbrances include, among others, the following:

•	liens for taxes not yet delinquent or being contested in good faith, mechanics’, workers’ and other similar liens not yet delinquent or being contested in good faith and have not proceeded to judgment, and easements and rights of way that do not materially impair the use of the property in the operation of our business;

•	rights of parties to agreements with us relating to property owned or used jointly with that party, provided the rights:

•	do not materially impair the use of the property in the normal course of our business;

•	do not materially affect the security provided by the Mortgage Indenture; and

•	are not inconsistent with the remedies of the Mortgage Trustee upon a completed default;

•	leases existing on the effective date of the Mortgage Indenture affecting property owned by us on the effective date;

•	leases that do not interfere in any material respect with the use by us of the property for its intended purpose and that will not have a material adverse impact on the security provided by the Mortgage Indenture;

•	other leases relating to 5% or less of the sum of our depreciable property and land; and

•	any mortgage, lien, charge or other encumbrance prior or equal to the lien of the Mortgage Indenture, other than a prepaid lien, existing on the date we acquire the property, provided that on the acquisition date:

•	no default has occurred and is continuing;

•	the principal amount secured by that mortgage, lien, charge or encumbrance does not exceed 66 2/3% of the lesser of the cost or fair value of the property; and

•	the mortgage, lien, charge or encumbrance will apply only to the property originally subject to that mortgage, lien, charge or encumbrance, we will close the mortgage, lien, charge or encumbrance and we will not issue additional indebtedness under that mortgage, lien, charge or encumbrance.

(Section 1.03 of the Restated Indenture.)

The holders of 66 2/3% of the principal amount of first mortgage bonds outstanding may (1) consent to the creation or existence of a prior lien with respect to up to 50% of the sum of our depreciable property and land, after giving effect to the prior lien or (2) terminate the lien of the Mortgage Indenture with respect to up to 50% of the sum of our depreciable property and land. (Section 18.02(e) of the Restated Indenture.)

Sinking Fund Provisions

We currently do not have any outstanding first mortgage bonds that are, and, unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise with respect to that series, the first mortgage bonds offered by this prospectus will not be, subject to a sinking fund.

Maintenance Provisions

As a maintenance fund for the first mortgage bonds, we have agreed to pay to the Mortgage Trustee on each May 1 an amount equal to 2.50% of our completed depreciable property as of the end of the preceding calendar year, after deducting credits at our option for the following:

•	maintenance;

•	renewals or replacements;

•	property retirements offset by permanent additions;

•	retirements of first mortgage bonds; and

•	amounts of established permanent additions.

(Section 9.01 of the Restated Indenture.)

We may withdraw moneys from the maintenance fund in amounts equal to retirements of first mortgage bonds and permanent additions. Cash on deposit in the maintenance fund may be used for the purchase or redemption of first mortgage bonds. Any redemption of this nature would be at the applicable regular redemption price of the first mortgage bonds to be redeemed and subject to any restrictions on the redemption of that first mortgage bond. (Sections 9.03 and 9.04 of the Restated Indenture).

To the extent that maintenance fund credits exceed 2.50% of completed depreciable property for any year after 1987, such excess credits may be applied in future years (1) to offset any maintenance fund deficiency or (2) to increase the amount of established permanent additions available for use under the Mortgage Indenture. (Section 9.05 of the Restated Indenture.)

We have agreed to maintain our properties in adequate repair, working order and condition. (Section 8.06 of the Restated Indenture.)

Issuance of Additional First Mortgage Bonds

The maximum principal amount of first mortgage bonds that we may issue under the Mortgage Indenture is not limited, except as described below. We may issue additional first mortgage bonds in amounts equal to (1) 66 2/3% of the cost or fair value, whichever is less, of permanent additions after deducting retirements (Article V of the Restated Indenture); (2) retired first mortgage bonds, which have not been otherwise used under the Mortgage Indenture (Article VI of the Restated Indenture); or (3) the amount of cash deposited with the Mortgage Trustee, which cash may be withdrawn on the same basis as additional first mortgage bonds may be issued under clauses (1) and (2) above. (Article VII of the Restated Indenture.)

The first mortgage bonds issued pursuant to this prospectus will be issued under clause (1) or (2) above. At December 31, 2014, the amount of net permanent additions available for the issuance of first mortgage bonds was approximately $9.3 billion, which could be used to authenticate up to approximately $6.2 billion principal amount of the first mortgage bonds. As of December 31, 2014, $165 million of retired first mortgage bonds were available to authenticate up to $165 million of first mortgage bonds.

We may not issue any additional first mortgage bonds on the basis of clause (1), clause (2) under specified conditions or clause (3), unless the earnings applicable to bond interest for a specified 12-month period are equal to twice the annual interest requirements on the first mortgage bonds, including those about to be issued, and any obligations secured by prior liens and any indebtedness secured by permitted encumbrances. (Sections 5.04, 6.02 and 7.01 of the Restated Indenture.) The calculation of earnings applicable to bond interest includes all of our nonutility revenues. (Section 1.03 of the Restated Indenture.)

Permanent additions include the following:

•	our electric and steam generating, transmission and distribution properties;

•	our gas storage and distribution properties;

•	construction work-in-progress;

•	our fractional and undivided property interests;

•	property used for providing telephone or other communication services; and

•	engineering, financial, economic, environmental, geological and legal or other studies, surveys or reports associated with the acquisition or construction of any depreciable property.

(Section 1.03 of the Restated Indenture.)

Earnings applicable to bond interest for the 12 months ended December 31, 2014 would be 3.63 times the annual interest requirements on our first mortgage bonds and any obligations secured by prior liens and any indebtedness secured by permitted encumbrances. Additional first mortgage bonds may vary as to maturity, interest rate, redemption prices and sinking fund, among other things. (Article II of the Restated Indenture.)

Provisions Limiting Dividends on Common Stock

We have agreed that the sum of:

•	all dividends and distributions on our common stock after the effective date of the Restated Indenture (other than in common stock); and

•	the amount, if any, by which the considerations given by us for the purchase or other acquisition of our common stock after the effective date exceeds the considerations received by us after the effective date from the sale of common stock will not exceed the sum of:

•	our retained earnings at the effective date; and

•	an amount equal to our net income earned after the effective date, after deducting all dividends accruing after the effective date on all classes and series of our preferred stock and after taking into consideration all proper charges and credits to earned surplus made after the effective date.

In computing net income for the purpose of this covenant, we will deduct the amount, if any, by which, after the date commencing 365 days prior to the effective date, the actual expenditures or charges for ordinary repairs and maintenance and the charges for reserves, renewals, replacements, retirements, depreciation and depletion are less than 2.50% of our completed depreciable property. (Section 8.07 of the Restated Indenture.)

Release Provisions

The Mortgage Indenture permits the release from its lien of any property upon depositing or pledging cash or certain other property of comparable fair value. The Mortgage Indenture also permits the following, in each case without any release or consent by the Mortgage Trustee or accountability to the Mortgage Trustee for any consideration received by us:

•	the sale or other disposal of (i) any machinery, equipment, tools, implements or similar property subject to the lien of the Mortgage Indenture that has become obsolete or unfit for use or no longer useful, necessary or profitable in our business, upon replacement or substitution of with property of equal value, (ii) securities not pledged under the Mortgage Indenture, (iii) contracts, bills or accounts, (iv) motor vehicles and (v) certain equipment and supplies;

•	the cancellation, change or alteration of contracts, leases, rights-of-way and easements;

•	the surrender and modification of any franchise or governmental consent subject to certain restrictions;

•	the sale or other disposal of all motor vehicles, vessels and marine equipment, railroad engines, cars and related equipment, airplanes, airplane engines and other flight equipment, office furniture and leasehold interests in property owned by third parties for office purposes; and

•	the leasing of the property subject to the lien of the Indenture if it does not interfere in any material respect with the use of the property for the purpose for which it is held by us and will not have a material adverse impact on the security afforded by the Mortgage Indenture.

(Article XI of the Restated Indenture.)

Any of the mortgaged and pledged property may be released from the lien of the Mortgage Indenture if, after the release, the fair value of the remaining mortgaged and pledged property equals or exceeds a sum equal to 150% of the aggregate principal amount of first mortgage bonds outstanding. (Section 11.03(k) of the Restated Indenture.) Upon satisfaction of the requirements set forth in the Mortgage Indenture, this provision would permit us to spin off or otherwise dispose of a substantial amount of assets or a line of business without depositing cash or property with the Mortgage Trustee or obtaining the consent of the holders of the first mortgage bonds.

Modification of the Mortgage Indenture

We and the Mortgage Trustee may modify and amend the Mortgage Indenture from time to time. We will not need the consent of the holders of the first mortgage bonds for the following types of amendments, among others:

•	to subject additional property to the lien of the Mortgage Indenture;

•	to add to our covenants for the benefit of the holders; or

•	to cure ambiguities or correct inconsistent provisions.

(Section 18.01 of the Restated Indenture.)

With the consent of the holders of 66 2/3% in principal amount of the first mortgage bonds outstanding so affected, other provisions of the Mortgage Indenture may be changed except that, among other things, the following may not be done without the consent of the holders of each first mortgage bond so affected:

•	the maturity of a first mortgage bond may not be changed;

•	the interest rate may not be reduced;

•	the right to institute suit for the enforcement of any principal or interest payment may not be impaired;

•	no lien ranking prior to or on parity with the lien of the Mortgage Indenture with respect to any of the property mortgaged or pledged under the Mortgage Indenture may be created with respect to more than 50% of the sum of land and depreciable property;

•	the security of the lien upon the mortgaged and pledged property for the security of such holder’s bond may not be deprived; and

•	the required percentage of the holders of first mortgage bonds relating to actions that require their consent may not be changed.

(Section 18.02 of the Restated Indenture.)

Defaults

The following is a summary of events defined in the Mortgage Indenture as completed defaults:

•	default in payment of principal of any first mortgage bond;

•	default continued for 90 days in payment of interest on any first mortgage bond;

•	default in the covenant contained in Section 8.11 of the Restated Indenture regarding bankruptcy, insolvency, assignment or receivership; and

•	default continued for 90 days after notice in the performance of any other covenant, agreement or condition.

(Section 13.01 of the Restated Indenture.)

Notice of Default. The Mortgage Trustee is required to give notice to bondholders within 90 days after the occurrence of a default, unless the default has been cured or waived before giving its notice; provided that, except in the case of a default resulting from the failure to make any payment of principal or interest on any first mortgage bonds or to make any sinking fund payment, the Mortgage Trustee may withhold the notice if its board of directors, executive committee or a trust committee of directors or responsible officers determines in good faith that withholding the notice is in the interest of the bondholders. (Section 16.02 of the Restated Indenture.)

Acceleration of Maturity. In case of a completed default, the Mortgage Trustee may, and upon request of the holders of 25% in principal amount of the first mortgage bonds outstanding will, declare the first mortgage bonds due and payable, subject to the right of the holders of a majority of the first mortgage bonds then-outstanding to rescind or annul such action. Further, the Mortgage Trustee is obligated to take the actions provided in the Mortgage Indenture to enforce payment of the first mortgage bonds and the lien of the Mortgage Indenture upon being requested to do so by the holders of a majority in principal amount of the first mortgage bonds. However, the holders of a majority in principal amount of the first mortgage bonds may direct the taking of any of these actions or the refraining from these actions as is not in violation of the law or the Mortgage Indenture. Before taking these actions, the Mortgage Trustee may require adequate indemnity against the costs, expenses and liabilities to be incurred in connection with these actions. (Article XIII of the Restated Indenture.)

Compliance Certificate. We are required to file with the Mortgage Trustee information, documents and reports regarding our compliance with the conditions and covenants of the Mortgage Indenture as may be required by the rules and regulations of the SEC, including a certificate, furnished at least annually, as to whether, in the opinion of the officer signing such certificate, we are in compliance with the conditions and covenants under the Mortgage Indenture. (Section 8.18 of the Restated Indenture.)

Other Provisions

Whenever all indebtedness secured by the Mortgage Indenture has been paid, or adequate provision for payment has been made, the Mortgage Trustee will cancel and discharge the Mortgage Indenture. (Article XVII of the Restated Indenture.) We may deposit with the Mortgage Trustee any combination of cash or government obligations in order to provide for the payment of any series or all of the first mortgage bonds outstanding. The Mortgage Indenture also provides that we must furnish to the Mortgage Trustee officers’ certificates, certificates of an engineer, appraiser or other expert and, in some cases, accountants’ certificates in connection with the authentication of first mortgage bonds, the release or release and substitution of property and some other matters, and opinions of counsel as to the lien of the Mortgage Indenture and some other matters. (Articles IV, V, VI, VII, XI and XVII and Section 20.08 of the Restated Indenture.)

Concerning the Trustee

The Bank of New York Mellon Trust Company, N.A., is the Mortgage Trustee under the Mortgage Indenture. We maintain banking relationships with the Mortgage Trustee in the ordinary course of business.

Governing Law

The Mortgage Indenture and first mortgage bonds being issued pursuant to this prospectus are governed by, and construed in accordance with, the laws of the State of Minnesota.

DESCRIPTION OF THE SENIOR UNSECURED DEBT SECURITIES

The description below contains a summary of selected provisions of the indenture, including supplemental indentures, under which the senior unsecured debt securities, which we refer to as debt securities, will be issued. This summary is not complete. The indenture and the form of supplemental indenture applicable to the debt securities have been filed as exhibits to the registration statement of which this prospectus is a part. You should read them for provisions that may be important to you. In the summary below, we have included references to section numbers of the indenture so that you can easily locate these provisions.

We are not required to issue future issues of indebtedness under the indenture described below. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness not issued under this prospectus.

The debt securities will be represented either by global securities registered in the name of DTC, as Depository, or its nominee, or by securities in certificated form issued to the registered owners, as set forth in the applicable prospectus supplement. See the information under the caption “Book-Entry System” in this prospectus.

General

The debt securities will be issued in one or more new series under the Indenture dated July 1, 1999 between us and Wells Fargo Bank, N.A., (as successor by merger to Norwest Bank Minnesota, National Association) as trustee, which we refer to as the Senior Trustee. This indenture, as previously supplemented by supplemental indentures and as to be supplemented by one or more new supplemental indentures for the debt securities, is referred to in this prospectus as the Senior Indenture. As of December 31, 2014, there were no debt securities outstanding under the Senior Indenture.

Unless the supplemental indenture that describes a particular series of debt securities provides otherwise with respect to that series, the holders of any debt securities offered by this prospectus will not, have the right to require us to repurchase the debt securities if we become involved in a highly leveraged or change in control transaction. The Senior Indenture does not have any provision that is designed specifically in response to highly leveraged or change in control transactions.

The debt securities will be our senior unsecured obligations and will rank on a parity with our other senior unsecured indebtedness. In this “Description of the Senior Unsecured Debt Securities,” we refer to securities issued under the Senior Indenture as the securities. Our secured debt will have a prior claim on the assets pledged to secure such debt and, therefore, our securities will be effectively subordinated to all of our current and future secured debt, including our first mortgage bonds to the extent of the value of the properties securing them. As of December 31, 2014, we had $4.2 billion of secured debt outstanding.

The amount of securities that we may issue under the Senior Indenture is not limited.

When we offer to sell a particular series of debt securities, we will describe the specific terms of that series in a prospectus supplement relating to that series, including the following terms:

•	the title of the series;

•	any limit on the aggregate principal amount of the series;

•	the price at which the series will be issued;

•	the date of maturity of that series;

•	the date or dates on which we will pay the principal of that series;

•	the rate or rates at which that series will bear interest or the method of calculating the rate or rates;

•	the date or dates from which the interest will accrue;

•	the dates on which we will pay interest and the regular record dates for the interest payment dates and the persons to whom we will pay interest if different from the person in whose name the debt securities of that series are registered on the regular record date;

•	any redemption terms, including mandatory redemption through a sinking fund or otherwise, redemption at our option and redemption at the option of the holder;

•	the denominations in which we will issue that series, if other than $1,000 and integral multiples of $1,000;

•	whether we will issue that series in whole or in part in book-entry form; and

•	any other terms of that series of debt securities.

Unless the prospectus supplement that describes a particular series of debt securities provides otherwise, we may from time to time, without the consent of the holders of that series of debt securities, reopen such series of debt securities and issue additional debt securities with the same terms (including maturity and interest payment terms) as such series of debt securities.

Registration, Transfer and Exchange

Debt securities of any series may be exchanged for other debt securities of the same series of any authorized denominations and of a like aggregate principal amount and kind. (Section 2.6 of the Senior Indenture.)

Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, debt securities may be presented for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer) at the office of the Senior Trustee maintained for that purpose and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Senior Indenture. Any transfer or exchange will be effected upon the Senior Trustee’s satisfaction with the documents of title and indemnity of the person making the request. (Sections 2.6 and 2.7 of the Senior Indenture.)

The Senior Trustee will not be required to exchange or register a transfer of any debt securities of a series selected, called or being called for redemption except, in the case of any debt security to be redeemed in part, the portion of that debt security not to be so redeemed. (Section 2.6 of the Senior Indenture.) See the information under the caption “Book-Entry System.”

Payment and Paying Agents

Principal, interest and premium, if any, on debt securities issued in the form of global securities will be paid in the manner described below under the caption “Book-Entry System.” Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, interest on debt securities that are in the form of certificated securities will be paid by check mailed to the holder at that person’s address as it appears in the register for the debt securities maintained by the Senior Trustee; however, a holder of $10,000,000 or more of the debt securities having the same interest payment dates will be entitled to receive payments of interest by wire transfer, if appropriate wire transfer instructions have been received by the Senior Trustee on or prior to the applicable record date. (Section 2.12 of the Senior Indenture.) Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, the principal, interest at maturity and premium, if any, on debt securities in the form of certificated securities will be payable in immediately available funds at the office of the Senior Trustee. (Section 2.12 of the Senior Indenture.)

All monies paid by us to a paying agent for the payment of principal, interest or premium on any debt security that remain unclaimed at the end of two years after that principal, interest or premium has become due and payable will be repaid to us, and the holder of that debt security will thereafter look only to us for payment of that principal, interest or premium. (Section 4.4 of the Senior Indenture.)

Events of Default

The following constitute events of default under the Senior Indenture:

•	default in the payment of principal and premium, if any, on any security issued under the Senior Indenture when due and payable and continuance of that default for five days;

•	default in the payment of interest on any security issued under the Senior Indenture when due and continuance of that default for 30 days;

•	default in the performance or breach of any of our other covenants or warranties in the securities or in the Senior Indenture and the continuation of that default or breach for 90 days after written notice to us as provided in the Senior Indenture; and

•	specified events of bankruptcy, insolvency or reorganization of our company.

(Section 7.1 of the Senior Indenture.)

If an event of default occurs and is continuing, either the Senior Trustee or the holders of a majority in principal amount of the outstanding securities may declare the principal amount of all securities to be due and payable immediately. At any time after an acceleration of the securities has been declared, but before a judgment or decree of the immediate payment of the principal amount of the securities has been obtained, if we pay or deposit with the Senior Trustee a sum sufficient to pay all matured installments of interest and the principal and any premium that has become due otherwise than by acceleration and all defaults have been cured or waived, then that payment or deposit will cause an automatic rescission and annulment of the acceleration of the securities. (Section 7.1 of the Senior Indenture.)

The Senior Trustee generally will be under no obligation to exercise any of its rights or powers under the Senior Indenture at the request or direction of any of the holders unless such holders have offered acceptable indemnity to the Senior Trustee. (Section 8.2 of the Senior Indenture.) The holders of a majority in principal amount of the outstanding securities generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Trustee, or of exercising any trust or power conferred on the Senior Trustee, relating to the securities. (Section 7.7 of the Senior Indenture.) Each holder has the right to institute a proceeding relating to the Senior Indenture, but this right is subject to conditions precedent specified in the Senior Indenture. (Sections 7.4 and 7.7 of the Senior Indenture.) The Senior Trustee is required to give the holders of the securities notice of the occurrence of a default within 90 days of the default, unless the default is cured or waived. Except in the case of a payment default on any securities, however, the Senior Trustee may withhold notice if it determines in good faith that it is in the interest of holders to do so. (Section 7.8 of the Senior Indenture.) We are required to deliver to the Senior Trustee each year a certificate as to whether or not we are in compliance with the conditions and covenants under the Senior Indenture. (Section 5.5 of the Senior Indenture.)

Modification

We and the Senior Trustee may modify and amend the Senior Indenture from time to time.

We will not need the consent of the holders of the securities for the following types of amendments:

•	adding to our covenants for the benefit of the holders of the securities or surrendering a right given to us in the Senior Indenture;

•	adding security for the securities; or

•	making various other modifications, generally of a ministerial or immaterial nature.

(Section 12.1 of the Senior Indenture.)

We will need the consent of the holders of each outstanding security affected by a proposed amendment if the amendment would cause any of the following to occur:

•	a change in the maturity date of any security;

•	a reduction in the interest rate or extension of the time of payment of interest;

•	a reduction in the principal amount of any security, the premium payable on any security;

•	a change in the currency of any payment of principal, premium or interest on any security;

•	a change in the date on which any security may be redeemed or repaid at the option of the holder; or

•	an impairment of the right of a holder to institute suit for the enforcement of any payment relating to any security.

Additionally, we may not modify these requirements or reduce the percentage of outstanding securities necessary to consent to the modification or amendment of the Senior Indenture or to waive past defaults without the consent of the holders of all of the outstanding debt securities.

Amendments requiring holders’ consent, other than those described in the above paragraph will require the approval of the holders of a majority in aggregate principal amount of the outstanding securities.

(Section 12.2 of the Senior Indenture.)

Defeasance and Discharge

We may be discharged from all obligations relating to the debt securities and the Senior Indenture (except for specified obligations such as obligations to register the transfer or exchange of securities, replace stolen, lost or mutilated securities and maintain paying agencies) if we irrevocably deposit with the Senior Trustee, in trust for the benefit of holders of securities, money or United States government obligations (or any combination thereof) sufficient to make all payments of principal, premium and interest on the securities on the dates those payments are due. To discharge these obligations, we must deliver to the Senior Trustee an opinion of counsel that the holders of the securities will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance or discharge of the Senior Indenture. If we discharge our obligations as described above, the holders of securities must look only to the funds deposited with the Senior Trustee, and not us, for payments on the securities. (Section 4.1 of the Senior Indenture.)

Consolidation, Merger and Sale of Assets

We will not merge into any other corporation or sell or otherwise transfer all or substantially all our assets unless the successor or transferee corporation assumes by supplemental indenture our obligations to pay the principal, interest and premium on all of the securities and our obligation to perform every covenant of the Senior Indenture that we are to perform or observe and we or the successor or transferee corporation, as applicable, are not, immediately following such merger, sale or transfer, in default in the performance of any of those covenants. Upon any merger, sale or transfer of all or substantially all of our assets, the successor or transferee corporation will succeed to, and be substituted for, and may exercise all of our rights and powers under the Senior Indenture with the same effect as if the successor corporation had been named as us in the Senior Indenture, and we will be released from all obligations under the Senior Indenture. Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, the Senior Indenture will define all or substantially all of our assets as being 50% or more of our total assets as shown on our balance sheet as of the end of the prior year and specifically will permit any sale, transfer or conveyance during a calendar year of less than 50% of our total assets without the consent of the holders of the securities. (Sections 11.1 and 11.2 of the Senior Indenture.)

Resignation or Removal of Senior Trustee

The Senior Trustee may resign at any time by notifying us in writing and specifying the day upon which the resignation is to take effect. The resignation will not take effect, however, until a successor trustee has been appointed. (Section 8.10 of the Senior Indenture.)

The holders of a majority in principal amount of the outstanding securities may remove the Senior Trustee at any time. In addition, so long as no event of default or event that, with the giving of notice or lapse of time or both, would become an event of default has occurred and is continuing, we may remove the Senior Trustee upon notice to the holder of each security outstanding and appointment of a successor Senior Trustee. (Section 8.10 of the Senior Indenture.)

Concerning the Senior Trustee

Wells Fargo Bank, N.A. is the Senior Trustee. We maintain banking relationships with the Senior Trustee in the ordinary course of business. The Senior Trustee also acts as trustee for securities of some of our affiliates.

BOOK-ENTRY SYSTEM

Unless otherwise specified in the applicable prospectus supplement, each series of securities offered by this prospectus will be issued as fully-registered global securities representing all or part of that series of securities. This means that we will not issue certificates for that series of securities to the holders. Instead, a global security representing that series of securities will be deposited with, or on behalf of, DTC or its successor, as the depository. The global securities will be registered at the request of DTC in the name of Cede & Co., DTC’s nominee, or such other name as may be requested by an authorized representative of DTC.

DTC will keep an electronic record of its participants (for example, your broker) whose clients have purchased securities represented by a global security. Unless a global security is exchanged in whole or in part for a certificated security, a global security may not be transferred, except that DTC, its nominees and successors may transfer a global security as a whole to one another.

Beneficial interests in global securities will be shown on, and transfers of interests will be made only through, records maintained by DTC and its participants. The laws of some jurisdictions require that some purchasers take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

We will make payments of principal, interest, if any, and premium, if any, to DTC or its nominee. We, the applicable trustee and any paying agent will treat DTC or its nominee as the owner of the global security for all purposes, including any notices and voting. Accordingly, neither we nor any trustee nor any paying agent will have any direct responsibility or liability to pay amounts due on a global security to owners of beneficial interests in a global security.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants, or “direct participants,” deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, or “DTCC.” DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant either directly or indirectly, an “indirect participant.” Direct participants and indirect participants are referred to collectively as “participants.” The DTC Rules applicable to its participants are on file with the SEC.

Purchases of global securities under the DTC system must be made by or through direct participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each security, or “beneficial owner,” is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global securities are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global securities, except in the event that use of the book-entry system for the global securities is discontinued.

To facilitate subsequent transfers, all securities deposited by direct participants with DTC are registered in the name of Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities. DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect participants remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

If a particular series of securities is redeemable at our option or at the option of the holder, redemption notices will be sent to DTC. If less than all of the securities of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such series to be redeemed. Redemption proceeds and distributions on global securities will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. Upon DTC’s receipt of funds and corresponding detail information from us, any trustee or any paying agent, DTC’s practice is to credit direct participants’ accounts in accordance with the holdings information shown on DTC’s records on the payment date. Payments by participants to beneficial owners of securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” Payments will be the responsibility of such participant and not of DTC nor its nominee, any trustee, any paying agent or us, subject to any statutory or regulatory requirements. Payment of redemption proceeds and distributions to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC is the responsibility of us, the applicable trustee or the applicable paying agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

Neither DTC nor Cede & Co. or any other DTC nominee will consent or vote with respect to global securities unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date as identified in a listing attached to the omnibus proxy.

Global securities will be exchangeable for corresponding certificated securities registered in the name of persons other than DTC or its nominee if (1) DTC (a) notifies us that it is unwilling or unable to continue as depository for any of the global securities or (b) at any time ceases to be a clearing agency registered under the Exchange Act, (2) an event of default occurs and is continuing with respect to the applicable series of securities or (3) we execute and deliver to the applicable trustee an order that the global securities will be so exchangeable.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from DTC, and we and any underwriters, dealers or agents are not responsible for the accuracy of the information or for the performance by DTC of its obligations under the rules and procedures governing its operations or otherwise.

Any underwriters, dealers or agents of any securities may be direct participants of DTC.

PLAN OF DISTRIBUTION

We may sell the securities offered under this prospectus through underwriters or dealers, through agents or directly to one or more purchasers. The terms under which the securities are offered and the method of distribution will be set forth in the applicable prospectus supplement.

Underwriters, dealers and agents that participate in the distribution of the securities offered under this prospectus may be underwriters as defined in the Securities Act of 1933, as amended, the “Securities Act,” and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation, including any underwriting discount or commission, will be described in the applicable prospectus supplement. The applicable prospectus supplement will also describe other terms of the offering, including the initial public offering price and any discounts or concessions allowed or reallowed to dealers.

The distribution of the securities described in this prospectus may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

We may determine the price or other terms of the securities offered under this prospectus by use of an electronic auction. We will describe in the applicable prospectus supplement how any auction will be conducted to determine the price or any other terms of the securities, how potential investors may participate in the auction and, where applicable, the nature of the underwriters’ obligations with respect to the auction.

Each series of securities will be a new issue of securities and will have no established trading market. Any underwriters to whom securities are sold for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities may or may not be listed on a national securities exchange.

Under agreements into which we may enter in connection with the sale of the securities, underwriters, dealers and agents who participate in the distribution of the securities may be entitled to indemnification by us against specified liabilities, including liabilities under the Securities Act.

LEGAL OPINIONS

Unless otherwise indicated in the applicable prospectus supplement, legal opinions relating to the validity of the securities being offered by this prospectus and certain other matters will be rendered by our counsel, Scott M. Wilensky, 414 Nicollet Mall, Minneapolis, Minnesota, and Jones Day, Chicago, Illinois, counsel for our company. Unless otherwise indicated in the prospectus supplement relating to a particular series of securities, certain legal matters will be passed upon for the underwriters, dealers or agents named in a prospectus supplement by Hunton & Williams LLP, New York, New York. Scott M. Wilensky is our Executive Vice President and General Counsel and is the beneficial owner of less than 1% of the common stock of our parent company, Xcel Energy Inc.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from Northern States Power Company’s, a Minnesota corporation, Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$600,000,000

Northern States Power Company

(a Minnesota corporation)

$600,000,000, 3.60% First Mortgage Bonds, Series due September 15, 2047

Prospectus Supplement

September 6, 2017

Joint Book-Running Managers

Barclays

BNY Mellon Capital Markets, LLC

BofA Merrill Lynch

PNC Capital Markets LLC

Co-Managers

Fifth Third Securities

Loop Capital Markets